EXHIBIT 1.01

TERMS AGREEMENT

February 24, 2005

Citigroup Global Markets Holdings Inc.

388 Greenwich Street

New York, New York 10013

Attn: Treasurer

Dear Sirs:

We understand that Citigroup Global Markets Holdings Inc., a New York corporation (the “Company”), proposes to issue and sell $62,000,000 aggregate principal amount of its Index Linked NotesSM Principal-Protected Callable Notes with Income Based Upon Potential Annual Appreciation of the 2005-2 Dynamic Portfolio IndexSM due March 3, 2011 (the “Notes”). Subject to the terms and conditions set forth herein or incorporated by reference herein, Citigroup Global Markets Inc. (the “Underwriter”) offers to purchase 6,200,000 Notes in the principal amount of $59,830,000 at 96.5% of the aggregate principal amount. The Closing Date shall be March 3, 2005 at 9:00 a.m. at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

The Notes shall have the following terms:

Title:	Index Linked NotesSM Principal-Protected Callable Notes with Income Based Upon Potential Annual Appreciation of the 2005-2 Dynamic Portfolio IndexSM due March 3, 2011

Maturity:	March 3, 2011

Maturity Payment:	Holders of the Notes will be entitled to receive at maturity the Maturity Payment (as defined in the Prospectus Supplement to be dated February 24, 2005 relating to the Notes)

Interest Rate:	The interest payable on the Notes will vary and may be zero. The annual interest on the Notes, if any, will reflect the appreciation, if any, of the 2005-2 Dynamic Portfolio Index for that year, subject to limitations designed to avoid a complete reallocation of the 2005-2 Dynamic Portfolio Index to the national bond portfolio (as described in “Description of the Notes—Interest” in the Prospectus Supplement to be dated February 24, 2005 relating to the Notes). If the amount allocated to the Commodity Index portfolio is zero at any time during the term of the Notes, it will remain zero for the remaining term of the Notes and interest will not be paid thereafter, except at maturity to the extent that the value of the 2005-2 Dynamic Portfolio Index exceeds 100.00.

Interest Payment Dates:	March 3, 2006, March 3, 2007, March 3, 2008, March 3, 2009, March 3, 2010 and March 3, 2011.

Regular Record Dates:	February 27, 2006, February 27, 2007, February 27, 2008, February 27, 2009, February 27, 2010 and February 27, 2011.

Initial Price To Public:	100% of the principal amount thereof, plus accrued interest from March 3, 2005 to date of payment and delivery

Mandatory Call Feature:	The Company is required to call the Notes, in whole, but not in part, during any of the semi-annual five index business day periods commencing on February 26, 2008 if certain conditions (as described in “Description of the Notes—Mandatory Call” in the Prospectus Supplement to be dated February 24, 2005 relating to the Notes) are satisfied.

Trustee:	The Bank of New York

Indenture:	Indenture, dated as of October 27, 1993, as amended from time to time

All the provisions contained in the document entitled “Salomon Smith Barney Holdings Inc. — Debt Securities — Underwriting Agreement Basic Provisions” and dated December 1, 1997 (the “Basic Provisions”), a copy of which you have previously received, are, except as indicated below, herein incorporated by reference in their entirety and shall be deemed to be a part of this Terms Agreement to the same extent as if the Basic Provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined.

Basic Provisions varied with respect to this Terms Agreement:

(A)	All references to “Salomon Smith Barney Holdings Inc.” in the Basic Provisions shall refer to the Company.

(B)	Notwithstanding the provisions set forth in Section 3 of the Basic Provisions, the Company and the Underwriter hereby agree that the Securities will be in the form of Book-Entry Notes and shall be delivered on February 4, 2005 against payment of the purchase price to the Company by wire transfer in immediately available funds to such accounts with such financial institutions as the Company may direct.

(C)	Paragraph 4(j) of the Basic Provisions shall be amended and restated as follows: “The Company will not, without the consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertaking for such securities, of the Company, in each case that are substantially similar to the Securities or any security convertible into or exchangeable for the Notes or such substantially similar securities, during the period beginning the date of the Terms Agreement and ending the Closing Date.”

(D)	Paragraph 5(g) of the Basic Provisions shall be amended and restated as follows: “You shall have received on the Closing Date a letter from KPMG LLP covering the matters set forth in Exhibit II hereto, with respect to the Registration Statement and the Prospectus at the time of the Terms Agreement.”

The Underwriter hereby agrees in connection with the underwriting of the Securities to comply with the requirements set forth in any applicable sections of Section 2720 to the By-Laws of the National Association of Securities Dealers, Inc.

Edward F. Greene, Esq., is counsel to the Company. Cleary Gottlieb Steen & Hamilton LLP is counsel to the Underwriter. Cleary Gottlieb Steen & Hamilton LLP is special tax counsel to the Company.

Please accept this offer no later than 9:00 p.m. on February 24, 2005, by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us, or by sending us a written acceptance in the following form:

“We hereby accept your offer, set forth in the Terms Agreement, dated February 24, 2005, to purchase the Notes on the terms set forth therein.”

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard T. Chang
Name:	Richard T. Chang
Title:	Director

ACCEPTED:

CITIGROUP GLOBAL MARKETS HOLDINGS INC.

By:	/s/ Scott Freidenrich
Name:	Scott Freidenrich
Title:	Executive Vice President and Treasurer